UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment)

NAME OF ISSUER				ECHOSTAR CORP-A

TITLE OF CLASS OF SECURITIES		Common

CUSIP NUMBER				278768106


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
























Page 1 of 11 Pages


13G

CUSIP No. 278768106							Page 2 of 11 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Investments, LLC. d/b/a/ Putnam Investments
	26-1080669
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						107557
Number of shares)			-----------------------------
Beneficially	)		6.	Shared Voting Power
owned by each	)
Reporting	)				NONE
Person with:	)
					-----------------------------
				7.	Sole Dispositive Power

						7120897
					-----------------------------
				8.	Shared Dispositive Power

						NONE
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		7120897

------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		18.1%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	HC
------------------------------------------------------------------------------


13G

CUSIP No. 278768106							Page 3 of 11 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Investment Management, LLC.
	04-3542621
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						1781
Number of shares)			-----------------------------
Beneficially	)		6.	Shared Voting Power
Owned by each	)
Reporting	)				NONE
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						7000102
					-----------------------------
				8.	Shared Dispositive Power

						NONE
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		7000102
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		17.8%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IA
------------------------------------------------------------------------------


13G

CUSIP No. 278768106							Page 4 of 11 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	The Putnam Advisory Company, LLC.
	04-3543039
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

	Delaware
------------------------------------------------------------------------------
				5.	Sole Voting Power

						105776
Number of shares)			-----------------------------
Beneficially	)		6.	Shared Voting Power
Owned by each	)
Reporting	)				NONE
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						120795
					-----------------------------
				8.	Shared Dispositive Power

						NONE
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		120795
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

	0.3%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IA
------------------------------------------------------------------------------



13G

CUSIP No. 278768106							Page 6 of 12 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Capital Spectrum Fund
	26-4376599
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of shares)			-----------------------------
Beneficially	)		6.	Shared Voting Power
Owned by each	)
Reporting	)				NONE
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						4446188
					-----------------------------
				8.	Shared Dispositive Power

						NONE
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

		4446188
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) includes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		11.3%
------------------------------------------------------------------------------
12.	Type of Reporting person*

	IC
------------------------------------------------------------------------------


13G

CUSIP No. 278768106							Page 7 of 12 Pages
------------------------------------------------------------------------------
1.	Name of reporting person
	S.S. or I.R.S. identification no. of above person

	Putnam Equity Spectrum Fund
	26-4376696
------------------------------------------------------------------------------
2.	Check the appropriate box if a member of a group*
		(a)(   )		(b)(   )
------------------------------------------------------------------------------
3.	SEC use only

------------------------------------------------------------------------------
4.	Citizenship or place of organization

		Massachusetts
------------------------------------------------------------------------------
				5.	Sole Voting Power

						NONE
Number of shares)			-----------------------------
Beneficially	)		6.	Shared Voting Power
Owned by each	)
Reporting	)				NONE
Person with:	)			-----------------------------
				7.	Sole Dispositive Power

						2367664
					-----------------------------
				8.	Shared Dispositive Power

						NONE
------------------------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

	2367664
------------------------------------------------------------------------------
10.	Check box if the aggregate amount in row (9) excludes certain shares*

------------------------------------------------------------------------------
11.	Percent of class represented by amount in row 9

		6%
------------------------------------------------------------------------------
12.	Type of Reporting person*

		IC
------------------------------------------------------------------------------

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)



Item 1(a)	Name of Issuer:		ECHOSTAR CORP-A

Item 1(b)	Address of Issuer's Principal Executive Offices:

100 Inverness Terrace E, Englewood, CO 80112,

Item 2(a)						Item 2(b)

Name of Person Filing:				Address or Principal Office or, if
							NONE, Residence:

Putnam Investments, LLC d/b/a Putnam	`	One Post Office Square
Investments ("PI")				Boston, Massachusetts 02109
on behalf of itself and:

Putnam Investment Management, LLC.		One Post Office Square
	("PIM")					Boston, Massachusetts 02109

The Putnam Advisory Company, LLC.		One Post Office Square
	("PAC")					Boston, Massachusetts 02109

**Putnam Capital Spectrum Fund			One Post Office Square
						Boston, Massachusetts  02109

**Putnam Equity Spectrum Fund			One Post Office Square
						Boston, Massachusetts  02109

Item 2(c)		Citizenship:  PI, PIM and PAC are limited liability companies
			organized under Delaware law.  The citizenship of other
			persons identified in Item 2(a) is designated as follows:

			**	Voluntary association known as Massachusetts business trust -
				Massachusetts law


Item 2(d)		Title of Class of Securities:	Common

Item 2(e)		Cusip Number:	278768106

Page 7 of 11 Pages



Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
		check whether the person filing is a:


(a)(   )	Broker or Dealer registered under Section 15 of the Act


(b)(   )	Bank as defined in Section 3(a)(6) of the Act


(c)(   )	Insurance Company as defined in Section 3(a)(19) of the Act


(d)( X )	Investment Company registered under Section 8 of the Investment
		Company Act


(e)( X )	Investment Adviser registered under Section 203 of the Investment
		Advisers Act of 1940


(f)(   )	Employee Benefit Plan, Pension Fund which is subject to the
		provisions of the Employee Retirement Income Security Act of 1974 or
		Endowment Fund; see (Section 240.13d-1(b)(1)(ii)(F)


(g)( X )	Parent Holding Company, in accordance with Section
		240.13d-1(b)(ii)(G)


(h)(   )	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)





	Page 8 of 11 Pages


Item 4.
Ownership.
						PIM*			PAC			PI
						-----			---			----
						(Investment advisers			(Parent company
						& subsidiaries of PI)			to PIM and PAC)

(a)	Amount Beneficially
	Owned:					7000102		+	120795		=	7120897

(b)	Percent of Class:			17.8%		+	0.3%		=	18.1%

(c)	Number of shares as
	to which such person has:

(1)	sole power to vote
	or to direct the vote;
	(but see Item 7)			1781			105776			107557

(2)	shared power to vote
	or to direct the vote;
	(but see Item 7)			NONE			NONE			NONE

(3)	sole power to dispose
	or to direct the
	disposition of;
	(but see Item 7)			ALL			ALL			ALL

(4)	shared power to
	dispose or to direct
	the disposition of;
	(but see Item 7)			NONE			NONE			NONE

*As part of the Putnam Family of Funds, and the 7000102 shares held by PIM, Putnam Capital Spectrum Fund held 11.3% or 4446188 shares AND Putnam
 Equity Spectrum Fund held 6.0% or 2367664 shares.
Page 9 of 11 Pages



Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )

Item 6.	Ownership of More than Five/Ten Percent on Behalf of Another
Person:
No persons other than the persons filing this Schedule 13G have an economic interest in the securities reported on which relates to more than five percent of the class of securities. Securities reported on this Schedule 13G as being beneficially owned by PI consist of securities beneficially owned by subsidiaries of PI which are registered investment advisers, which in turn include securities beneficially owned by clients of such investment advisers, which clients may include investment companies registered under the Investment Company Act and/or employee benefit plans, pension funds, endowment funds or other institutional clients.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

PI, wholly owns two registered investment advisers: Putnam Investment Management, LLC., which is the investment adviser to the Putnam family of mutual funds and The Putnam Advisory Company, LLC., which is the investment adviser to Putnam's institutional clients. Both subsidiaries have dispository power over the shares as investment managers, but each of the mutual fund's trustees have voting power over the shares held by each fund, and The Putnam Advisory Company, LLC has shared voting power over the shares held by the institutional clients. Pursuant to Rule 13d-4, PI declares that the filing of this Schedule 13G shall not be deemed an admission for the purposes of Section 13(d) or 13(g) that it is the beneficial owner of any securities covered by this Schedule 13G, and further states that it does not have any power to vote or dispose of, or direct the voting or disposition of, any of the securities covered by this Schedule 13G.

Item 8.	Identification and Classification of Members of the Group:
		Not applicable.

Item 9.	Notice of Dissolution of Group:

		Not applicable.

Item 10.	Certification.

Page 10 of 11 Pages



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business, were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


PUTNAM INVESTMENTS, LLC.


	/s/ Harold P. Short Jr.
BY:	-------------------------------------------
	Signature

	Name/Title:	Harold P. Short Jr.
	Director of Trade Oversight and International Compliance

	Date:	July 5, 2012


For this and all future filings, reference is made to Power of Attorney dated February 15, 2011, with respect to duly authorized signatures on behalf of Putnam Investments, LLC., Putnam Investment Management, LLC., The Putnam Advisory Company, LLC. and any Putnam Fund wherever applicable.

For this and all future filings, reference is made to an Agreement dated June 28, 1990, with respect to one filing of Schedule 13G on behalf of said entities, pursuant to Rule 13d-1(f)(1).





Page 11 of 11 Pages